CUSIP NO.  15133V 20 8                                         Page 1 of 9 Pages


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.1)1

                         Centennial Communications Corp.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                      Class A Common Stock, $.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   15133V 20 8
-------------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe VIII, L.P.,                    Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500                & Maynard
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan M. Rather            New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700
-------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                          January 21, 2003
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].




--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.  15133V 20 8                                         Page 2 of 9 Pages


1)    Name of Reporting Person            Welsh, Carson, Anderson
      I.R.S. Identification               & Stowe VIII, L.P.
      No. of Above Person
      (Entities Only)
-------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
-------------------------------------------------------------------------------
3)    SEC Use Only
-------------------------------------------------------------------------------
4)    Source of Funds                            Not Applicable
-------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                       Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                            Delaware
-------------------------------------------------------------------------------
Number of                           7)   Sole Voting      -0-
Shares Beneficially                      Power
Owned by Each
Reporting Person
With                                -------------------------------------------
                                    8)   Shared Voting   43,121,997 shares of
                                         Power           Common Stock
                                    -------------------------------------------
                                    9)   Sole Disposi-     -0-
                                         tive Powe
                                    -------------------------------------------
                                    10)  Shared Dis-      43,121,997 shares of
                                         positive Power   Common Stock
                                    -------------------------------------------
11)   Aggregate Amount Beneficially                       43,121,997 shares of
      Owned by Each Reporting Person                       Common Stock
-------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
-------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                                      45.1%
      Amount in Row (11)
-------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                              PN
-------------------------------------------------------------------------------

CUSIP NO.  15133V 20 8                                         Page 3 of 9 Pages

1)    Name of Reporting Person            Welsh, Carson, Anderson
      I.R.S. Identification               & Stowe VII, L.P.
      No. of Above Person
      (Entities Only)
-------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
-------------------------------------------------------------------------------
3)    SEC Use Only
-------------------------------------------------------------------------------
4)    Source of Funds                            Not Applicable
-------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                       Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                             Delaware
-------------------------------------------------------------------------------
Number of                           7)   Sole Voting      -0-
Shares Beneficially                      Power
Owned by Each
Reporting Person
With                                -------------------------------------------
                                    8)   Shared Voting   5,833,053  shares of
                                         Power           Common Stock
                                    -------------------------------------------
                                    9)   Sole Disposi-     -0-
                                         tive Power
                                    -------------------------------------------
                                    10)  Shared Dis-      5,833,053  shares of
                                         positive Power   Common Stock
                                    -------------------------------------------
11)   Aggregate Amount Beneficially                       5,833,053  shares of
      Owned by Each Reporting Person                       Common Stock
-------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
-------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                                      6.1%
      Amount in Row (11)
-------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                              PN

CUSIP NO.  15133V 20 8                                         Page 4 of 9 Pages

1)    Name of Reporting Person            WCAS Information Partners, L.P.
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
-------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
-------------------------------------------------------------------------------
3)    SEC Use Only
-------------------------------------------------------------------------------
4)    Source of Funds                         Not Applicable
-------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                    Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                         Delaware
-------------------------------------------------------------------------------
Number of                           7)   Sole Voting      -0-
Shares Beneficially                      Power
Owned by Each
Reporting Person
With                                -------------------------------------------
                                    8)   Shared Voting   204,669 shares of
                                         Power           Common Stock
                                    -------------------------------------------
                                    9)   Sole Disposi-     -0-
                                         tive Powe
                                    -------------------------------------------
                                    10)  Shared Dis-      204,669 shares of
                                         positive Power   Common Stock
                                    -------------------------------------------
11)   Aggregate Amount Beneficially                       204,669    shares of
      Owned by Each Reporting Person                      Common Stock
-------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
-------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                                      0.2%
      Amount in Row (11)
-------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                              PN

CUSIP NO.  15133V 20 8                                         Page 5 of 9 Pages

1)    Name of Reporting Person            WCAS Capital Partners III, L.P.
      I.R.S. Identification
      No. of Above Person
      (Entities Only)
-------------------------------------------------------------------------------
2)    Check the Appropriate Box                  (a) [X]
      if a Member of a Group                     (b) [ ]
-------------------------------------------------------------------------------
3)    SEC Use Only
-------------------------------------------------------------------------------
4)    Source of Funds                             Not Applicable
-------------------------------------------------------------------------------
5)    Check if Disclosure of
      Legal Proceedings Is                        Not Applicable
      Required Pursuant to
      Items 2(d) or 2(e)
-------------------------------------------------------------------------------
6)    Citizenship or Place
      of Organization                             Delaware
-------------------------------------------------------------------------------
Number of                           7)   Sole Voting      -0-
Shares Beneficially                      Power
Owned by Each
Reporting Person
With                                -------------------------------------------
                                    8)   Shared Voting   4,879,521  shares of
                                         Power           Common Stock
                                    -------------------------------------------
                                    9)   Sole Disposi-     -0-
                                         tive Powe
                                    -------------------------------------------
                                    10)  Shared Dis-      4,879,521  shares of
                                         positive Power   Common Stock
                                    -------------------------------------------
11)   Aggregate Amount Beneficially                       4,879,521  shares of
      Owned by Each Reporting Person                      Common Stock
-------------------------------------------------------------------------------
12)   Check if the Aggregate
      Amount in Row (11)
      Excludes Certain Shares
-------------------------------------------------------------------------------
13)   Percent of Class
      Represented by                                      5.1%
      Amount in Row (11)
-------------------------------------------------------------------------------
14)   Type of Reporting
      Person                                              PN
-------------------------------------------------------------------------------

CUSIP NO.  15133V 20 8                                         Page 6 of 9 Pages



                         Amendment No. 1 to Schedule 13
                         ------------------------------


          Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on January 19, 1999 (the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

          The Schedule 13D is hereby amended as follows:

Item 1.   Security and Issuer.
          --------------------

          Item 1 is hereby amended to reflect that the Issuer's name was changed to Centennial Communications Corp. and the address of the Issuer's principal executive offices was changed to 3349 Route 138, Wall Township, NJ 07719.

Item 2.  Identity and Background.
         ------------------------

          Item 2 is hereby amended to add Jonathan M. Rather as a managing member of VIII Associates and CP III Associates and a general partner of VII Partners, and D. Scott Mackesy, James R. Matthews, John D. Clark and Sanjay Swani as managing members of VIII Associates, and to remove WCA as a Reporting Person and Andrew M. Paul, Laura VanBuren, Lawrence B. Sorrel and Priscilla A. Newman as managing members of VIII Associates and CP III Associates and general partners of VII Partners.

Item 4.  Purpose of Transaction.
         -----------------------

          Item 4 is hereby amended and restated to read in its entirety as follows:

          The Reporting Persons have been advised by the Issuer that the Issuer is exploring whether to secure additional financing. The Reporting Persons are currently engaged in discussions with the Issuer regarding the Issuer's exploration of such additional financing, which may include, among other alternatives, the issuance of equity securities (including warrants) and/or debt or convertible debt securities to its existing stockholders (including the Reporting Persons) or to other persons, and which may involve a change in the Issuer's existing governance arrangements. Such debt or convertible debt securities would be senior to the Issuer's Common Stock and the conversion of any such convertible securities and the issuance of any warrants could result in dilution to the Issuer's stockholders. There can be no assurance that the present discussions will result in the completion of any such financing transactions.

          The Reporting Persons intend to regularly review their investment in the Issuer. Based on such review, as well as other factors (including, among other things, their evaluation of the Issuer's business, prospects and financial condition, the market price for the Issuer's securities, other opportunities available to them and general market, industry and economic conditions), the Reporting Persons and/or their affiliates may acquire additional securities of the Issuer, or sell some or all of their securities of the Issuer, on the open market or in privately negotiated transactions. In

CUSIP NO.  15133V 20 8                                         Page 7 of 9 Pages

addition, based on such review and/or discussions with the Issuer, the Reporting Persons may formulate plans or proposals, and may from time to time explore, or make formal proposals relating to, transactions or actions which related to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          Except as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals which relate to or would result in any of the matters specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to at any time change their present intention with respect to any or all of the matters referred to in this Item 4.

          See Item 6 of the original Schedule 13D regarding plans relating to changes to the Issuer's Board of Director and management.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

          Item 5(a) is hereby amended and restated to read in its entirety as follows:

          The following information is based on a total of 95,696,036 shares of Common Stock outstanding as of January 9, 2003, as reported in the Issuer's Report on Form 10-Q for the quarterly period ended November 30, 2002, which was filed with the Securities and Exchange Commission on January 14, 2003, and gives effect to the three for one split of the Common Stock on January 20, 2000:

          (a)

          WCAS VIII and VIII Associates
          -----------------------------

          WCAS VIII owns 43,121,997 shares of Common Stock, or approximately 45.1% of the Common Stock outstanding. VIII Associates, as the general partner of WCAS VIII, may be deemed to beneficially own the securities owned by WCAS VIII.

          WCAS VII and VII Partners
          -------------------------

          WCAS VII owns 5,833,053 shares of Common Stock, or approximately 6.1% of the Common Stock outstanding. VII Partners, as the general partner of WCAS VII, may be deemed to beneficially own the securities owned by WCAS VII.

          WCAS CP III and CP III Associates
          ---------------------------------

          WCAS CP III owns 4,879,521 shares of Common Stock, or approximately 5.1% of the Common Stock outstanding. CP III Associates, as the general partner of WCAS CP III, may be deemed to beneficially own the securities owned by WCAS CP III.

          WCAS IP and INFO Partners
          -------------------------

          WCAS IP owns 204,669 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding. INFO Partners, as the general partner of WCAS IP, may be deemed to beneficially own the securities owned by WCAS IP.

CUSIP NO.  15133V 20 8                                         Page 8 of 9 Pages


               General Partners of VII Partners and INFO Partners and Managing Members of CP III Associates and VIII Associates
               ---------------------------------------------------------

          (i) Patrick J. Welsh owns 465,984 shares of Common Stock, or, approximately 0.5% of the Common Stock outstanding.

          (ii)Russell L. Carson owns 465,984 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

          (iii) Bruce K. Anderson owns 435,276 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

          (iv) Thomas E. McInerney owns 465,984 shares of Common Stock, or approximately 0.5% of the Common Stock outstanding.

          (v) Robert A. Minicucci owns 180,108 shares of Common Stock, or approximately 0.2% of the Common Stock outstanding.

          (vi) Anthony J. deNicola indirectly beneficially owns 40,932 shares of Common Stock held by deNicola Holdings, LLC, or less than 0.1% of the Common Stock outstanding.

          (vi) Paul B. Queally owns 37,863 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

          (vii) D. Scott Mackesy owns 10,233 shares of Common Stock, or less than 0.1% of the Common Stock outstanding.

CUSIP NO.  15133V 20 8                                         Page 9 of 9 Pages

                                   Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                          WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                          By:  WCAS VIII Associates, LLC, General Partner

                          By: /s/ Jonathan M. Rather
                              ----------------------------------
                                  Managing Member


                          WELSH, CARSON, ANDERSON & STOWE VII, L.P.
                          By:  WCAS VII Partners, L.P., General Partner

                          By: /s/ Jonathan M. Rather
                              ------------------------------------
                                  General Partner


                          WCAS INFORMATION PARTNERS, L.P.
                          By:  WCAS INFO Partners, General Partner

                          By: /s/ Jonathan M. Rather
                              ------------------------------------
                                  Attorney-in-Fact


                          WCAS CAPITAL PARTNERS III, L.P.
                          By:  WCAS CP III Associates, LLC,
                               General Partner

                          By: /s/ Jonathan M. Rather
                              -----------------------------------
                                  Managing Member

Dated: January 22, 2003